A.B.N 66 064 494 319

GOLDCORP ENHANCES GOLD PRODUCTION PIPELINE WITH ACQUISITION OF ANDEAN RESOURCES

September 2, 2010 – Vancouver, BC – Goldcorp Inc. ("Goldcorp") (NYSE:GG, TSX:G) and Andean Resources Limited ("Andean") (TSX and ASX: AND) today announced an agreement whereby Goldcorp will acquire, through a scheme of arrangement under Australian law ("the Arrangement"), all of the outstanding shares of Andean. The total consideration for the purchase of 100% of the fully diluted shares of Andean is approximately C$3.6 billion.

Andean's principal asset is the 100%-owned Cerro Negro gold project, an advanced-stage, high-grade vein system located in the Santa Cruz province of Argentina. Comprising 215 square kilometers, Cerro Negro currently has reported indicated resources of 2.54 million ounces of gold and 23.56 million ounces of silver. Inferred resources total 523,000 ounces of gold and 3.12 million ounces of silver[1]. Cerro Negro also contains several other vein structures, including the Mariana Central zone, where numerous recent drill intercepts have demonstrated high-grade gold and silver over significant widths.

"This transaction adds another key asset to Goldcorp's peer-leading growth profile and low-cost gold production pipeline," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "Cerro Negro is a high-grade, near-surface system that is expected to generate significant gold production at low cash operating costs following a relatively short construction period. A very exciting feature of the project is the opportunity for significant continued growth of gold resources through expansion of the existing deposits and the discovery of additional zones along the strike of the veins. As well, the potential exists for discoveries of new veins within this large, prospective land position.

"Goldcorp has consistently pursued a disciplined portfolio management strategy that seeks to upgrade the overall asset base through the addition of high-quality gold assets in stable jurisdictions and through divestitures of non-core assets," Jeannes added. "This transaction fits that strategy perfectly, as Goldcorp's strong financial position, technical expertise and track record of building mines responsibly and efficiently positions us to rapidly advance this project and maximize value for both Goldcorp and Andean shareholders and other stakeholders.

Wayne Hubert, Andean's CEO, stated, "Over the past four years, the Andean Resources team has done a tremendous job in taking Cerro Negro from being a small gold project to a world class epithermal district that has the potential to double or triple its gold and silver resources over the next couple of years. This acquisition by Goldcorp, an industry leading senior gold producer, attests to Cerro Negro's potential. The Goldcorp and Andean philosophies of responsible mining are very similar, so I see continuity of our plans into the future, enhanced by the additional resources Goldcorp will bring.

"I believe Cerro Negro will enhance Goldcorp's growing quality gold production pipeline while complementing their already low cash costs profile. The Andean Board of Directors strongly believes that the shareholders of both parties will benefit from this business combination well into the future."

Under the Arrangement, each common share of Andean will be exchanged for (i) 0.14 common shares of Goldcorp (the "Share Consideration") or (ii) a cash payment in the amount of C$6.50, subject to an aggregate maximum cash consideration of C$1 billion. Andean shareholders will have the option to elect to receive cash or shares or any combination of cash and shares, subject to the aggregate cash limitation. Any Andean shareholder who does not elect either option shall be deemed to have elected to receive Goldcorp shares in respect of all of its Andean shares. If the Andean shareholders in the aggregate elect to receive more than C$1 billion in cash consideration, the aggregate cash consideration will be prorated among the Andean shareholders who elected to receive cash and the balance will be paid in Goldcorp shares.

Based on the September 2, 2010 closing price for Goldcorp's common shares on the TSX, the transaction represents a 35% premium to Andean's TSX closing price on the same date and a 56% premium to Andean's 20 day volume weighted average trading price on the TSX.

The transaction has been unanimously approved by the boards of directors of Goldcorp and Andean and will be subject, among other things, to the favorable vote of 75% of the issued and outstanding Andean shares present and voting in person or represented by proxy at the scheme meeting to be called to consider and approve the Arrangement, and the affirmative vote of more than 50% of holders of Andean shares present and voting at such meeting as required under Australian Law. In the case of the board of directors of Andean the approval of the transaction is subject to there being no superior proposal and an independent expert opining that the transaction is in the best interest of Andean shareholders. The officers and directors of Andean intend to vote in favor of the Arrangement. Sentient Executive GP II and its related entities ("Sentient"), Andean's largest shareholder, hold approximately 21% of Andean's issued and outstanding shares and have stated their intention to vote in favor of the Arrangement and in the absence of a superior proposal and subject to an independent expert concluding, and continuing to conclude, that the Arrangement is in the best interest Andean shareholders. In addition, Sentient, has agreed to a call option agreement with Goldcorp in relation to up to 107,909,316 Andean shares representing up to 19.9% of issued and outstanding Andean shares, in order to support the transaction. The scheme booklet in connection with the scheme meeting to be called to consider and approve the Arrangement is expected to be mailed to shareholders in November 2010. The transaction is expected to close in late 2010 or early 2011. The Summary of the Merger Implementation Agreement can be accessed through the Australian Securities Exchange at its website www.asx.com.au and by visiting the Goldcorp and Andean websites at www.goldcorp.com and www.andean.com.au respectively.

Andean has agreed to pay Goldcorp a termination fee equal to 1% of the aggregate of the total consideration offered by Goldcorp, under certain circumstances. Andean has also provided Goldcorp with certain other customary rights, including a right to match competing offers.

Goldcorp's financial advisor is CIBC World Markets; its legal advisors are Cassels Brock & Blackwell LLP in Canada and Mallesons Stephen Jaques in Australia.

Andean's financial advisor is BMO Capital Markets; its legal advisors are Fraser Milner Casgrain LLP in Canada and Corrs Chambers Westgarth in Australia.

Andean shareholders and other interested parties are advised to read the materials relating to the proposed transaction that will be filed by Andean with securities regulatory authorities in Canada and with the Australian Securities & Investments Commission when they become available. Anyone may obtain copies of these documents when available free of charge at the Canadian Securities Administrators' website at www.sedar.com and from the Australian Securities Exchange at its website www.asx.com.au. This announcement is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the Shares or a solicitation of a proxy.

Goldcorp and Andean will hold a conference call to discuss the proposed transaction on Friday, September 3, 2010 at 7:30 am PDT. Participants may join the call by dialing toll free 1-866-223-7781 or 416-340-8018 for calls from outside Canada and the US or 800-6578-9898 for Australian calls. A recorded playback of the call can be accessed after the event until October 2, 2010 by dialing 1-800-408-3053 or 416-695-5800 for calls outside Canada and the US. Passcode: 6717500. A live and archived audio webcast will also be available at www.goldcorp.com.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas. Its gold production remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or the negative connotation thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. All forward-looking statements are developed based on assumptions about such risks, uncertainties and other factors set at herein. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2009 available at www.sedar.com and Form 40-F for the year ended December 31, 2009 on file with the United States Securities and Exchange Commission in Washington, D.C. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained in this press release are made as of the date of this press release and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

Table 1
[1]**Cerro Negro Mineral Resource Summary**

		Tonnes	Grade (g/t)			Contained Ounces	
Eureka	*(at a 3g/t AuEq cutoff)*	**('000)**	**Gold**	**Silver**	**AuEq**	**Gold (K oz)**	**Silver (M oz)**
Indicated	Total/Average	3,608	12.3	179	15.2	1,421	20.8
Inferred	Total/Average	962	7.6	79	8.9	235	2.4
Vein Zone	*(at a 0.5g/t AuEq cutoff)*	**('000)**	**Gold**	**Silver**	**AuEq**	**Gold (K oz)**	**Silver (M oz)**
Indicated		4,610	3.73	-	-	593	1.3
Inferred		4,310	2.65	-	-	105	0.2
Bajo Negro	*(at a 3g/t AuEq cutoff)*	**('000)**	**Gold**	**Silver**	**AuEq**	**Gold (K oz)**	**Silver (M oz)**
Indicated	Total/Average	1,872	8.74	24	9.14	526	1.4
Inferred	Total/Average	935	6.07	15.7	6.33	183	0.5

Qualified Persons Statement

The Eureka West, Vein Zone and Bajo Negro Mineral Resource Estimates were carried out by Steven Ristorcelli, who has sufficient experience (more than 5 years) which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Steven Ristorcelli consents to the inclusion in this press release the matters related specifically to reported Eureka, Bajo Negro and Vein Zone resources. The information in this release that relates to Mineral Resources is based on information compiled by Steven Ristorcelli, who is a Member of the AIPG, which is a 'Recognised Overseas Professional Organisation' ('ROPO') included in a list promulgated by the ASX from time to time.

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
website: www.goldcorp.com

or

Krista Muhr
Vice President, Investor Relations
Andean Resources Ltd.
Telephone in North America: (647) 330-1478
Telephone in Australia: 0448 886 460
E-mail: krista.muhr@andeangold.com
Website: www.andeangold.com